Lineage Cell Therapeutics, Inc.

2173 Salk Avenue, Suite 200

Carlsbad, CA 92008

March 19, 2026

VIA EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Alan Campbell

Re: Lineage Cell Therapeutics, Inc.
Registration Statement on Form S-3
Filed March 11, 2026
File No. 333-294202

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Lineage Cell Therapeutics, Inc. (the “Company”), hereby respectfully requests that the effectiveness of the registration statement referred to above (the “Registration Statement”) be accelerated so that it becomes effective at 4:30 p.m., Eastern Time, on March 23, 2026, or as soon thereafter as possible.

The Company hereby authorizes Edwin Astudillo of Sheppard, Mullin, Richter & Hampton LLP, counsel to the Company, to orally modify or withdraw this request for acceleration.

Please contact me at (442) 287-8967or Mr. Astudillo at (858) 720-8953 when the Registration Statement has been declared effective pursuant to this request and/or with any questions.

Sincerely,

Lineage Cell Therapeutics, Inc.

By:	/s/ George A. Samuel III
Name:	George A. Samuel III
Title:	General Counsel and Corporate Secretary